For Further Information, Contact for Vestar:
SANDER M. LEVY
Vestar Capital Partners
(212) 351-1610

For Further Information, Contact for Gleason:
JOHN J. PERROTTI
Vice President - Finance & Treasurer
(716) 461-8105

FOR IMMEDIATE RELEASE

       GLEASON CORPORATION AND TORQUE ACQUISITION CO., L.L.C.
              ANNOUNCE EXTENSION OF JOINT TENDER OFFER
                 FOR GLEASON CORPORATION COMMON STOCK

      ROCHESTER, NY, JANUARY 28, 2000 - Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P., and Gleason Corporation (NYSE: GLE) (the "Company", and together with Acquisition Company, the "Purchasers") announced today that they are extending their offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, together with the associated preferred share purchase rights, of the Company, at a purchase price of $23.00 per share, until 12:00 midnight, New York City time, on February 10, 2000. The offer had originally been scheduled to expire at midnight on January 27, 2000. The terms of the extended offer are the same as the original offer as set forth in offering materials filed with the Securities and Exchange Commission on December 15, 1999.

      According to ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, as of midnight on January 27, 2000, 5,186,109 shares (including 160,620 shares tendered pursuant to notices of guaranteed delivery), or approximately 64.4% of the public shares available to be tendered, have been validly tendered and not withdrawn pursuant to the offer. Together with the shares owned by the Gleason Foundation and management, approximately 70% of the outstanding shares are in support of the transaction.

      The offer is being extended in order to provide stockholders additional time to tender shares so that the minimum condition may be satisfied. Acquisition Company stated it is actively reviewing all its alternatives, including ways to reduce the minimum condition.

      Questions and requests for assistance with respect to the offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (212) 440-9800 (banks and brokers call collect) or
(800) 223-2064 (all other callers).

      The Company's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. The gears produced by the Company's machines are used in drive trains of automobiles, sport utility vehicles, trucks, buses, aircraft and marine, agricultural and construction machinery. The Company has manufacturing operations in Rochester, New York; Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bangalore, India; and Biel, Switzerland, and has sales and service offices throughout the United States and Europe and in the Asia-Pacific region.

MORE INFORMATION ABOUT GLEASON CORPORATION IS AVAILABLE ON THE WORLD WIDE WEB AT HTTP://WWW.GLEASON.COM